

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2014

<u>Via E-mail</u>
Mr. David K. Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

> RE: **Whitestone REIT**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-34855**

Dear Mr. Holeman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>How We Derive Our Revenue, page 33</u>

1.   In future Exchange Act periodic reports, please clarify how many of your properties owned at the end of the applicable period were defined as "Same Store" and "New Store," respectively.

Known Trends in Our Operations; Outlook for Future Results

Scheduled Lease Expirations, page 33

2.   In future Exchange Act periodic reports, please provide more detailed leasing statistics, including the amount of space available at the start of the period, the amount of lease expirations, the amount of new leases, the amount of renewals and the amount of vacant space at the end of the period. Additionally, please provide more detailed disclosure regarding tenant improvement costs and leasing commission costs for new leases.

3.   In future Exchange Act periodic reports, please include a discussion that compares new leases and renewed leases on previously leased properties to prior rents received. Such amounts should be adjusted for any tenant concessions provided, such as free rent.

Summary of Critical Accounting Policies

Development Properties, page 35

4.   We note that you have significant development activity and appear to be capitalizing soft costs such as payroll and other G&A costs. Please tell us the amounts of such costs capitalized in the latest period and to the extent that these amounts are material to earnings, disclose the amounts capitalized in future filings. Please provide similar information/disclosure related to deferred leasing costs if applicable.

5.   Related to the comment above, consider including in future filings a breakdown of your capital expenditures by type (new development, redevelopment/renovation, tenant improvements/allowances, CAM, etc.) and by period presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest at (202) 551-3432 or me at (202) 551-3429 with any questions on the financial statements or related matters. Please contact Sara von Althann at (202) 551-207 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant